Exhibit 4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of Great Southern Bancorp, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”), currently consists of:

•	20,000,000 shares of common stock, $0.01 par value per share; and

•	1,000,000 shares of preferred stock, $0.01 value per share.

No shares of our preferred stock are currently outstanding. The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “GSBC.”

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our charter and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4 is a part, and to applicable provisions of law.

Common Stock - General

Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock.  Common stockholders do not have the right to vote cumulatively in the election of directors.  Subject to any superior rights of any holders of preferred shares, each outstanding share of common stock entitles its holder to such dividends as may be declared from time to time by our board of directors out of legally available funds.  In the event of a liquidation, dissolution or winding up of Great Southern Bancorp, Inc., common stockholders will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to any holders of preferred stock.  Common stockholders have no preemptive rights and no right to convert or exchange their shares of common stock into any other securities.

Anti-Takeover Effects

Certain provisions of our charter and bylaws and Maryland and federal law may have the effect of delaying, deferring or preventing a change in control of our company and that would operate only with respect to extraordinary corporate transactions, such as a merger, reorganization, tender offer, sale or transfer of substantially all assets, or liquidation. These provisions may have the effect of discouraging a future transaction that individual stockholders may believe is in their best interests or in which stockholders may receive a substantial premium for their shares over the then current market price. As a result, if you want to participate in such a transaction, you might not have an opportunity to do so.

Authorized Shares.   Our charter authorizes the issuance of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Voting Limitation.   Our charter generally prohibits any stockholder that beneficially owns more than 10% of the outstanding shares of our common stock from voting shares in excess of this limit. This provision limits the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. A corporation may opt-out of the control share statute through a charter or bylaw provision, which we have done pursuant to our bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of our common stock.

Board of Directors.   Except with respect to any directors who may be elected by any series of preferred stock, our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board. The members of each class generally are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our charter described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for stockholders to change the composition of the board of directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable. Our charter provides that stockholders may not cumulate their votes in the election of directors.

Our bylaws provide that we will have the number of directors fixed from time to time by our board of directors. Our bylaws also provide that vacancies in the board of directors may be filled by a majority vote of the directors then in office, though less than a quorum, and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred. Our charter provides that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described under “— Voting Limitation”), voting together as a single class.
The foregoing description of our board of directors does not apply with respect to directors that may be elected by the holders of any class or series of preferred stock.
Special Meetings of Stockholders.   Our bylaws provide that special meetings of stockholders may be called by our President or our board of directors by vote of a majority of the whole board (meaning the total number of directors we would have if there were no vacancies). Our bylaws also provide that a special meeting of stockholders shall be called by our Secretary on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

Action by Stockholders without a Meeting.   Our bylaws provide that, except as described in the following sentence, any action required or permitted to be taken at a meeting of stockholders may instead be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter. Our bylaws also provide that, unless our charter provides otherwise, the holders of any class of our stock, other than common stock, that is entitled to vote generally in the election of directors may act without a meeting by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to approve the action at a meeting of stockholders if we give notice of the action so taken to each stockholder within ten days after the action is taken.

Business Combinations with Certain Persons.   Our charter provides that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of the Company require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 10% stockholder of the Company or who is an affiliate of the Company and at any time within the past two years was a greater than 10% stockholder of the Company.

The Maryland General Corporation Law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (i) the transaction has been recommended by the board of directors and (ii) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. We have opted-out of the Maryland business combination statute through a provision in our charter.

Prevention of Greenmail.   Our charter generally prohibits us from acquiring any of our own equity securities from a beneficial owner of 5% or more of our voting stock unless: (i) the acquisition is approved by the holders of at least 80% of our voting stock not owned by the seller, voting together as a single class; (ii) the acquisition is made as part of a tender or exchange offer by us or a subsidiary of ours to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of our board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of our common stock and is approved by a majority of our board of directors, including a majority of the disinterested directors.
Amendment of Charter and Bylaws.   Our charter generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of our common stock. The amendment of certain provisions of our charter, however, requires the vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described under “— Voting Limitation”), voting together as a single class. These include provisions relating to: the issuance of preferred stock; voting limitations on greater than 10% stockholders; the number, classification, election and removal of directors; certain business combinations with greater than 10% stockholders; the prevention of greenmail, indemnification of directors and officers and limitations on director and officer liability; and amendments to our charter and bylaws.
Our bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by our stockholders, by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described under “— Voting Limitation”), voting together as a single class.
Advance Notice Provisions.   Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, we must receive written notice of the proposal no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the first to occur of the day on which notice of the date of the meeting is mailed or otherwise transmitted or the day on which public announcement of the date of the meeting date is first made.
Our bylaws also provide that we must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days’ notice or prior public announcement of the date of the meeting is given or made to stockholders, we must receive notice of the nomination no later than the tenth day following day on which notice of the date of the meeting is mailed or otherwise transmitted or the day on which public announcement of the date of the meeting date is first made, whichever occurs first.
Federal Law.  Federal banking law also restricts acquisitions of control of bank holding companies such as the Company.